EXHIBIT 99.1

News Release

Kamada Reports 2013 Fourth Quarter and Full Year Financial Results

Fourth quarter proprietary products revenues posted a record high of $18.6 million

Expects top-line data from European Phase 2/3 trial of inhaled AAT for AATD in 1Q and initiation of two important clinical trials in coming weeks

Conference call begins today at 8:30 a.m. Eastern time

NESS ZIONA, Israel (February 5, 2014) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces financial results for the three and 12 months ended December 31, 2013.

Management Commentary
“We are pleased with the progress we made throughout 2013 in growing revenues from our Proprietary Products, advancing the clinical development of our product pipeline, enhancing our logistics processes, fortifying our intellectual property portfolio and strengthening our balance sheet.  Importantly, we continue to post growth in proprietary product revenue,” stated David Tsur, Founder and Chief Executive Officer of Kamada.  “Our strategy continues to balance a growing revenue stream from sales of proprietary products with investments in development-stage programs. Our successful U.S. IPO earlier this year has strengthened our balance sheet and will enable us to execute our plans to develop and market our innovative therapeutic products.”

“As previously communicated, during this quarter we will report top-line results from our Phase 2/3 clinical trial in Europe of our inhaled Alpha-1 Antitrypsin (AAT-IH) for the treatment of AAT deficiency (AATD).  Pending a positive trial outcome we plan to file for regulatory approval with the European Medicines Agency in the second half of 2014. Such an outcome will position Kamada as the leader in the fast-growing AATD market.  In the meantime, we continue to collaborate with Chiesi, our European marketing partner, to advance the strategic plans for commercial launch. We believe there are a number of significant advantages to the delivery of the therapy directly to the affected lung tissue as supported by our previous clinical development. We believe that the endpoints in our Phase 2/3 European study are appropriate from both a regulatory and clinical standpoint to demonstrate efficacy results.  We are encouraged by the fact the open-label extension portion of this study has enrolled a high percentage of eligible patients.  We expect that data from the open-label extension study will augment the long-term safety track record we achieved thus far, and will further support what we believe is physician and patient preference for an inhaled therapy. This is an exciting opportunity for Kamada to bring the first inhaled therapy to patients suffering from this debilitating, life-threatening, orphan lung disease.

“In the very near term we plan to initiate a U.S. clinical study of AAT-IH to treat AATD that will test pharmacokinetic parameters of different analytes in epithelial lining fluid and serum, as well as safety and tolerability.  We intend to submit these data to the U.S. Food and Drug Administration for review, along with those data from our European Phase 2/3 study, to support a marketing authorization application for our AAT-IH in the U.S.

“We also expect to initiate a Phase 2/3 trial with Glassia in pediatric patients newly diagnosed with type 1 diabetes with the goal of establishing efficacy in halting disease progression and maintaining the ability of the pancreas to produce insulin.  Based on positive data from earlier studies, we are enthusiastic about the potential for this program to provide a breakthrough treatment for the large number of newly diagnosed type 1 diabetes patients.

“In 2013 we undertook a project to substantially improve our capacity to produce AAT and to enhance our logistics processes.  We expect to report the opening of our new logistics facility in Beit Kama later this month.

“Our accomplishments in 2013 have paved the way for us to achieve a number of important, value-creating milestones throughout 2014 that will position Kamada as a leading biopharmaceutical company,” added Mr. Tsur.

Fourth Quarter Financial Results
Total revenue for the fourth quarter of 2013 increased 13% to $24.4 million from $21.6 million for the fourth quarter of 2012, reflecting higher revenue in the Proprietary Products Segment.  Total revenue increased 40% compared with the third quarter of 2013.

Revenue from the Proprietary Products Segment increased 17% to $18.6 million from $15.9 million in the year-ago quarter and increased 54% compared with the third quarter of 2013. Revenue from the Distribution Segment of $5.8 million compared with $5.7 million in the fourth quarter of 2012 and increased 7% compared with the third quarter of 2013.

Research and development (R&D) expenses in the fourth quarter of 2013 of $3.6 million increased from $2.8 million in the fourth quarter of 2012 and $2.8 million in the third quarter of 2013, largely due to increased clinical activity as the Company continued to support various clinical studies and prepared to launch two important clinical trials in early 2014.

Selling, General and Administrative (SG&A) expenses in the fourth quarter of 2013 of $2.9 million increased from $1.7 million in the fourth quarter of 2012 and $2.1 million in the third quarter of 2013, due primarily to a $0.5 million write-off of receivables in India for doubtful debt, as well as to the costs of being a U.S. publicly traded company.

Gross profit for the fourth quarter of 2013 increased to $8.9 million from $8.1 million in the fourth quarter of 2012, while gross margin decreased to 36% from 37% in the fourth quarter of 2012; this compares with gross profit of $5.9 million and a 34% gross margin recorded in the third quarter of 2013.

For the fourth quarter of 2013, the Company reported operating income of $2.4 million compared with $3.6 million for the fourth quarter of 2012 and $958,000 for the third quarter of 2013.  Net income for the fourth quarter of 2013 was $1.6 million or $0.04 per diluted share, compared with net income of $2.9 million or $0.10 per diluted share for the same period in 2012, and $37,000 or $0.00 per diluted share in the third quarter of 2013.

Adjusted EBITDA for the fourth quarter of 2013 was $3.6 million compared with $4.6 million for the fourth quarter of 2012 and $2.0 million for the third quarter of 2013.

Full Year Financial Results
Total revenue for 2013 decreased 3% to $70.6 million from $72.7 million for 2012, due to expected declines in revenue in the Distribution Segment.

Proprietary Products Segment revenue increased 9% to $50.7 million in 2013 from $46.4 million in 2012.  Revenue from the Distribution Segment declined 24% to $20.0 million in 2013 from $26.2 million in 2012.

Gross profit for 2013 increased to $26.4 million from $22.7 million, while gross margin increased to 37% from 31% in the prior year, mainly due to a $4.5 million milestone recognized in the second quarter of 2013.

Operating income for 2013 of $3.7 million compared with operating income of $4.2 million for 2012.  Net income for the 12 months ended December 31, 2013 increased to $443,000 or $0.01 per diluted share, from net income of $260,000 or $0.01 per diluted share for the same period in 2012.

Adjusted EBITDA for 2013 increased 10% to $9.4 million from $8.5 million for 2012.

Balance Sheet Highlights
As of December 31, 2013, the Company had cash, cash equivalents and short-term investments of $74.2 million, compared with $33.8 million as of December 31, 2012. During the fourth quarter of 2013, the Company reduced its debt from $26 million to $16 million as a result of a $4.3 million payment and the conversion of $6.5 million of debt to common stock.  Kamada generated $4.0 million in cash from operations in the fourth quarter of 2013 and used $3.9 million in cash to fund operations for the full year.

Financial Guidance
Kamada intends to provide 2014 financial guidance when the Company reports first quarter 2014 financial results.

Conference Call
Kamada management will host an investment community conference call today beginning at 8:30 a.m. Eastern time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the conference call by dialing 888-803-5993 (toll-free from within the U.S.) or 706-634-5454 (from outside the U.S.) or 809-315-362 (toll-free from Israel) and entering conference identification number: 51601103. The call also will be broadcast live on the Internet at www.streetevents.com and www.kamada.com.

A replay of the conference call will be accessible two hours after its completion through February 11, 2014 by dialing 855-859-2056 (toll-free from within the U.S.) or 404-537-3406 (from outside the U.S.) and entering conference identification number: 51601103. The call will also be archived for 90 days at www.streetevents.com and www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and will be entering Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, the EMA and U.S. FDA authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron	Anne Marie Fields
CFO	LHA
ir@kamada.com	212-838-3777
afields@lhai.com

-Tables to Follow-

Consolidated Balance Sheets

	As of December 31,
	2013	2012
	In thousands
Current Assets
Cash and cash equivalents	$59,110	$16,866
Short-term investments	15,067	16,929
Trade receivables	17,882	13,861
Other accounts receivables	3,694	1,661
Inventories	21,933	20,513
	117,686	69,830

Non-Current Assets
Long-term inventories	85	238
Property, plant and equipment, net	21,443	18,827
Long term assets	165	219
	21,693	19,284

	139,379	89,114

Current Liabilities
Short term credit and Current maturities of convertible debentures	8,718	5,370
Trade payables	14,093	12,220
Other accounts payables	4,313	3,413
Deferred revenues	5,454	8,176

	32,578	29,179

Non-Current Liabilities
Warrants		23
Convertible debentures	7,498	18,747
Employee benefit liabilities, net	827	718
Deferred revenues	8,506	12,054
	16,831	31,542

Shareholder's Equity
Kamada Ltd.'s shareholders' equity:
Ordinary shares of NIS 1 par value:
Authorized - 60,000,000 ordinary shares; Issued and outstanding – 35,959,939 and 28,665,121 shares at December 31, 2013 and 2012, respectively	9,201	7,204
Additional paid in capital	157,100	96,874
Conversion option in convertible debentures	2,218	3,794
Capital reserve due to translation to presentation currency	(3,490)	(3,490)
Capital reserve from hedges	156	229
Available for sale reserve	(27)
Other capital reserves	5,060	4,473
Accumulated deficit	(80,248)	(80,691)
	89,970	28,393

	$139,379	$89,114

Consolidated Statements of Comprehensive income

	For the year ended December 31,		For the 3 months ended December 31,
	2013	2012	2013	2012
	In thousands

Revenues from proprietary products	$50,658	$46,445	$18,635	$15,913
Revenues from distribution	19,965	26,230	5,797	5,730

Total revenues	70,623	72,675	24,432	21,643

Cost of revenues from proprietary products	27,104	26,911	10,587	8,588
Cost of revenues from distribution	17,112	23,071	4,979	4,971

Total cost of revenues	44,216	49,982	15,566	13,559

Gross profit	26,407	22,693	8,866	8,084

Research and development expenses	12,745	11,821	3,578	2,842
Selling and marketing expenses	2,100	1,853	546	449
General and administrative expenses	7,862	4,781	2,344	1,216
Operating income	3,700	4,238	2,398	3,577

Financial income	289	578	44	123
Expense in respect of currency exchange and translation differences and derivatives instruments, net	(369)	(100)	(203)	(85)
Expense in respect of revaluation of warrants to fair value		(576)		(22)
Financial expense	(3,153)	(3,357)	(679)	(812)
Income before taxes on income	467	783	1,560	2,781
Taxes on income	24	523	9	(77)

Net Income	443	260	1,551	2,858

Other Comprehensive Income:
Net gain on available for sale	(27)		(27)
Actuarial net gain of defined benefit	12	46		46
Net gain on cash flow hedge	(73)	229		328
Total comprehensive income ( loss)	$355	$535	$1,524	$3,232

Income per share attributable to equity holders of the Company:

Basic income (loss) per share	$0.01	$0.01	$0.04	$0.10

Diluted income (loss) per share	$0.01	$0.01	$0.04	$0.10

Weighted-average number of ordinary shares used to compute income (loss) per share attributable to equity holders:
Basic	32,714,631	28,078,996	35,863,463	28,587,965
Diluted	33,674,337	28,686,636	36,179,510	28,587,965

Adjusted EBITDA

	For the year ended December 31		Three months ended December 31
	2013	2012	2013	2012
	Thousands of US dollar

Net income	$443	$260	$1,551	$2,858

Income tax expense	24	523	9	(77)

Financial expense, net	2,864	2,779	630	689

Depreciation and amortization expense	3,001	3,044	734	761

Share-based compensation charges	1,327	1,267	412	293

Expense in respect of translation differences and derivatives instruments, net	369	100	203	85

Expense in respect of revaluation of warrants fair value		576		22

One time management compensation	1,386
Adjusted EBITDA	$9,414	$8,549	$3,539	$4,631

Adjusted net income

	For the year ended December 31		Three months ended December 31
	2013	2012	2013	2012
	Thousands of US dollar

Net income	$443	$260	$1,551	$2,858

Share-based compensation charges	1,327	1,267	412	293

Expense in respect of revaluation of warrants fair value		576		22
One time management compensation	1,386
Adjusted net income	$3,156	$2,103	$1,963	$3,173

Consolidated Statements of Cash Flows

	For the year ended December 31,		For the 3 months ended December 31,
	2013	2012	2013	2012
	In thousands

Cash Flows from Operating Activities

Net Income	$443	$260	$1,551	$2,858

Adjustments to reconcile net loss to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	3,001	3,044	734	761
Financial expenses, net	3,233	3,455	833	796
Cost of share-based payment	1,327	1,267	412	293
Income tax expense	24	523	9	(77)
Loss from sale of property and equipment	73	-		(3)
Change in employee benefit liabilities, net	121	38	(27)	186

	7,779	8,327	1,961	1,956
Changes in asset and liability items:

Decrease (increase) in trade receivables	(3,445)	(6,662)	(462)	(463)
Decrease (Increase) in other accounts receivables	(911)	451	164	471
Increase in inventories	(1,182)	(4,861)	511	(1,316)
Decrease (increase) in deferred expenses	(1,231)	89	(1,387)	(13)
Increase (decrease) in trade payables	1,579	(157)	4,868	(456)
Decrease in other accounts payables	731	322	85	383
Increase (decrease) in deferred revenues	(6,270)	(3,438)	(3,132)	(2,831)

	(10,729)	(14,256)	647	(4,225)
Cash paid during the year for:

Interest paid	(1,968)	(2,200)	(395)	(535)
Interest received	663	249	252	29
Taxes paid	(42)	(642)	(4)	(3)

	(1,347)	(2,593)	(147)	(509)

Net cash provided (used) by operating activities	$(3,854)	$(8,262)	$4,012	$80

Consolidated Statements of Cash Flows

	For the Year ended December 31,		For the 3 months ended December 31,
	2013	2012	2013	2012
	In thousands
Cash Flows from Investing Activities
Sale of short term investments, net	$1,732	$665	$(10,427)	$2,284
Purchase of property and equipment and intangible assets	(5,643)	(4,609)	(1,218)	(1,491)
Restricted cash, net		1,512	(3)
Proceeds from sale of property and equipment	8	-	8

Net cash used in investing activities	(3,903)	(2,432)	(11,640)	793

Cash Flows from Financing Activities

Proceeds from exercise of warrants and options	562	2,978	17	453
Proceeds from issuance of ordinary shares, net	52,953		(146)
Short term credit from bank and others, net	(12)	(12)	(6)	(3)
Repayment of convertible debentures	(4,295)	-	(4,295)

Net cash provided by (used in) financing activities	49,208	2,966	(4,430)	450

Exch Exchange differences on balances of cash and cash equivalent	793	220	(64)	73

Increase (Decrease) in cash and cash equivalents	42,244	(7,508)	(12,122)	1,396

Cash and cash equivalents at the beginning of the year/period	16,866	24,374	71,232	15,470

Cash and cash equivalents at the end of the year /period	$59,110	$16,866	$59,110	$16,866

Significant non-cash transactions
Purchase of Property, Plant and equipment and intangible assets on credit	$-	$-	$-	$(488)
Issuance expenses accrued in other accounts payable	$151	$-	(84)	$-
Exercise of warrants presented as liability	$23	$1,215	$-	$6
Exercise of convertible debentures into shares	$6,507	$-	$6,472	$35